EXHIBIT 99.1

Website: www.tevapharm.com

Contact:	Elana Holzman Kevin Mannix	Teva Pharmaceutical Industries Ltd. Teva North America	972 (3) 926-7554 (215) 591-8912

For Immediate Release

TEVA REPORTS THIRD QUARTER 2008 RESULTS
-- Record Quarterly Sales of $2,842 Million --
-- Strong Cash Flow from Operations of $710 Million --

Jerusalem, Israel, November 6, 2008 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today reported results for the quarter ended September 30, 2008.

Third Quarter Highlights:

•	Record net sales of $2,842 million, up 20% compared to $2,366 million in the third quarter of 2007.

•	GAAP net income and diluted EPS of $637 million and $0.77, up 21% and 20%, respectively, compared to net income and diluted EPS of $525 million and $0.64 in the comparable quarter in 2007.

•	Adjusted net income and diluted EPS of $599 million and $0.72, up 14% and 13%, respectively, compared to net income and diluted EPS of $525 million and $0.64 in the comparable quarter in 2007.

•	Copaxone® continued to lead as the number one MS therapy in both the U.S. and globally, with global in-market sales of $562 million, reflecting a 28% increase over the third quarter of 2007.

•	Strong cash flow from operations of $710 million, more than double compared to $332 million in the third quarter of 2007.

“This was a very good quarter for Teva,” said Shlomo Yanai, Teva’s President and Chief Executive Officer.  “In the midst of these turbulent economic times, we experienced once again the benefits of our balanced business model.  Robust sales of our generics products--particularly in the U.S. and our International markets--combined with Copaxone®’s continued global leadership of the MS market, the growth of Azilect®, and excellent sales of our Pro-Air® inhalers contributed to our strong performance this quarter.”

Mr. Yanai continued, “This was also an intensive and exciting quarter for Teva strategically. We entered into a new strategic partnership in Japan, the world’s second largest pharmaceutical market; closed our acquisition of Bentley in Spain; and secured the necessary financing for our acquisition of Barr Pharmaceuticals, a deal which we expect to close by the end of this year.”

Net income and EPS for the third quarter of 2008 are adjusted to reflect the following items:
•	$100 million received in connection with a settlement agreement with an institution regarding the Company's auction rate securities portfolio;
•	In-process R&D and other acquisition-related charges of $33 million in connection with the acquisition of Bentley Pharmaceuticals, Inc. on July 22, 2008;
•	Impairment of financial assets (primarily auction rate securities) totaling $26 million; and
•	Related tax effect of $3 million.

Teva believes that excluding these items facilitates investors’ understanding of the trends in the Company’s underlying business.  In third quarter of 2007, no adjustments were made and Teva's results are presented only on a GAAP basis.

Exchange rate differences contributed approximately 4% to sales in the third quarter of 2008, while having an $18 million adverse affect on operating income compared to the third quarter of 2007.  The impact on sales resulted primarily from the weakness of the U.S. dollar relative to certain other currencies (primarily the Euro, the Hungarian Forint and the Israeli Shekel) in the third quarter of 2008 vs. the third quarter of 2007, while the effect on operating profit was mainly due to the strength of the Israeli Shekel and the weakness of the British Pound during this period.

Pharmaceutical sales in North America (including Copaxone®) for the third quarter reached a record $1,614 million, accounting for 60% of total pharmaceutical sales and representing an increase of 23% compared with the third quarter last year.  Quarterly sales benefited primarily from the launch of generic Lamictal® (Lamotrigine), the continued sales of Wellbutrin XL® (Bupropion Hydrochloride Extended-Release Tablets, 150 mg) and Risperdal® (Risperidone), which were launched in the previous quarter, as well as from strong sales of Lotrel® (Amlodipine Benazapril) launched in the second quarter of 2007, coupled both with strong sales of Copaxone® and the fact that Teva now records 100% of the sales of Copaxone® in North America.

As of October 28, 2008, Teva had 145 product applications awaiting final FDA approval, including 41 tentative approvals. Collectively, the brand products covered by these applications had annual U.S. sales of over $96 billion. Of these applications, 86 were "Paragraph IV" applications challenging patents of branded products. Teva believes it is the first to file on 58 of the 86 applications, relating to products with annual U.S. sales exceeding $42 billion.

Pharmaceutical sales in Europe (including Copaxone®) in the third quarter of 2008 totaled $685 million, accounting for 25% of total pharmaceutical sales and up 10% compared to the third quarter of 2007.  The increase in sales was attributable to strong generic sales in Spain (resulting primarily from the first time consolidation of Bentley's results), France and Poland, and increased sales of Copaxone® and Azilect®, as well as the weakness of the U.S. dollar against certain European currencies (particularly the Euro and the Hungarian Forint) in the third quarter of 2008 compared to the third quarter of 2007.

Since the beginning of 2008, Teva received in Europe 855 generic approvals relating to 124 products in 238 formulations, including one EMEA approval which applies to all EU member states.  In addition, as of September 30, 2008, Teva had approximately 2,865 marketing authorization applications pending approval in 30 European countries, relating to 203 products in 402 formulations, including eight pending applications with the EMEA.

International pharmaceutical sales (including Copaxone®) in the third quarter of 2008 totaled $395 million, accounting for 15% of total pharmaceutical sales and representing an increase of 32% compared to the third quarter of 2007.  Growth was driven by sales across Latin America, as well as in Russia, Israel and Turkey.  Approximately 7% of Teva’s total pharmaceutical sales were generated in Latin America, while Israel contributed 5% of total pharmaceutical sales and the CEE contributed 2% of total pharmaceutical sales.

Global in-market sales of Copaxone® reached $562 million in the third quarter of 2008, an increase of 28% over the third quarter of 2007.  In the U.S., in-market sales increased by 25% to reach $352 million compared to the third quarter of 2007, while in-market sales outside the U.S. increased by 31% to $210 million.  Copaxone® maintained its status as the leading multiple sclerosis treatment both in the U.S. and globally for the nine months ended September 30, 2008.

Global in-market sales of Azilect® reached $46 million in the quarter, a 38% increase over the comparable period in 2007.  During the third quarter of 2008, Azilect® experienced gradual increase in market share in the major European markets and the U.S.

Teva's global respiratory business recorded $177 million in sales in the third quarter of 2008, essentially flat compared to the third quarter of 2007 and up 5% compared to the second quarter of 2008.  Respiratory sales in the U.S. accounted for 56% of total respiratory sales in the third quarter.  In the third quarter, Teva maintained its overall market leadership in the U.S., with approximately 57% of the HFA market, which constituted approximately 68% of the SABA market.

API sales to third parties increased 14% in the third quarter totaling $148 million.  Internal sales to Teva's pharmaceutical business increased 90%, compared to the third quarter of 2007, resulting in total API sales this quarter of $521 million, an increase of 60% compared to the third quarter of 2007.  Internal API sales continued to benefit from Teva's generic launches in the U.S.

Gross profit margin reached 52.5% in the third quarter of 2008, similar to the 52.8% gross profit margin recorded in the third quarter of 2007.  Copaxone®'s positive contribution on gross margins in current quarter was offset by the adverse effect of exchange rate differences (primarily the decline of the British pound compared to the U.S. dollar and the strengthening of the Israeli shekel compared to all currencies) as well as a different product mix.

Net Research & Development expenditures totaled $194 million, or 6.8% of sales, compared to $141 million, or 6.0% of sales, recorded in the third quarter of 2007, representing an increase of 38%.  This higher spending rate is consistent with the Company's strategic plan to double generic R&D output by 2012 as well as expand R&D activity in biogenerics and its innovative business.

Selling, General and Administrative (SG&A) expenditures totaled $648 million, or 23% of sales, for the third quarter, compared to $458 million, or 19% of sales, in the comparable quarter of 2007.  The increase in SG&A expenses resulted primarily from the termination of the distribution agreement with sanofi-aventis in North America as of March 31, 2008.  The net impact on SG&A from the termination of this agreement totaled $171 million in the third quarter.

The Company's current estimate of its annual tax rate for 2008 is 11% of pre-tax adjusted income.  Therefore, the tax provided for in the third quarter was $47 million (or 7% of adjusted pre-tax income) to adjust the cumulative tax provision to the expected 11% annual tax rate.  This rate compares to a rate of 19% for the third quarter of 2007 of pre-tax income and 17% for the whole of 2007.  The reduction in the effective tax rate in 2008, compared to 2007, is due to a different product mix and higher vertically integrated product sales in 2008.

Cash flow generated from operating activities during the third quarter of 2008 was $710 million, compared to $332 million in the comparable quarter in 2007.  Free cash flow – excluding net capital expenditures (of $170 million) and dividends (of $97 million) – reached $443 million.  Cash and marketable securities remained unchanged from June 30, 2008, totaling $3.6 billion, after payment of approximately $366 million in connection with the Bentley acquisition and approximately $90 million used to reduce debt obligations.

This quarter the Company recorded in the income statement a charge of $26 million for the impairment of financial assets, including $19 million related to its portfolio of auction rate securities.  The Company's auction rate securities portfolio as of September 30, 2008 was $261 million.  The reduction from the principal amount of $445 million to $261 million is a result of cumulative charges of $96 million to the income statement, $83 million of charges to "other comprehensive income" in the balance sheet and the balance of $5 million was sold.

Teva also recorded in the third quarter one-time financial income of $100 million received in connection with a settlement agreement regarding its auction rate securities portfolio.

Shareholders equity on September 30, 2008 reached $14.8 billion, an increase of $1.1 billion from December 31, 2007. The increase in shareholders equity reflects net income for the nine month period of $1,323 million, offset, mainly, by dividends paid in the amount of approximately $300 million and a negative adjustment of $133 million resulting from translation of non U.S. dollar net assets.

For the third quarter of 2008, the share count for the fully diluted earnings per share calculation was 837 million shares.  As of September 30, 2008, Teva's share count going forward for the fully diluted share calculation is estimated at 838 million shares.

Dividend

The Board of Directors, at its meeting on November 5, 2008, declared a cash dividend for the third quarter of 2008 of NIS 0.45 (approximately 11.8 cents according to the rate of exchange on November 5, 2008) per share.

The record date will be November 12, 2008, and the payment date will be November 27, 2008.  Tax will be withheld at a rate of 16.5%.

Barr Acquisition Update

On September 3, 2008, Teva and Barr announced that, as expected, each party received a request for additional information (commonly referred to as a "second request") from the U.S. Federal Trade Commission (FTC) in connection with Teva's pending acquisition of Barr.  Teva and Barr intend to continue to cooperate with the FTC to obtain HSR clearance as promptly as possible.

In addition, in connection with the principal regulatory approval in Europe required for completing this transaction, Teva and Barr filed a Form CO with the European Commission on November 3, 2008.

On October 27, 2008, Teva and Barr announced that Barr's syndicate of lending banks have agreed to amend Barr's unsecured credit facilities (total outstanding principal amount of $1.94 billion) to permit them to remain in place following Barr's acquisition by Teva.  With Barr's amended credit facilities, Teva's cash on-hand and the committed bridge financing, Teva has sufficient funds to complete the acquisition.

Teva expects the acquisition to close in late 2008.  In addition to the regulatory approvals mentioned above, the closing of the transaction is subject to approval by the stockholders of Barr at a special shareholder meeting scheduled for November 21, 2008, clearance by antitrust authorities in certain other countries and other customary conditions.

Conference Call
Teva will host a conference call to discuss the Company’s third quarter results on Thursday, November 6, 2008 at 8:00 a.m. ET.  The call will be webcast and can be accessed through the Company’s website at www.tevapharm.com.  Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company’s website.  A replay of the call will also be available until November 13, 2008 at 11:59 ET, by calling 201-612-7415 outside the United States or 877-660-6853 in the United States.  The pass code to access the replay is: Account # 3055 and Conference ID# 300283.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the world's leading generic pharmaceutical company.  The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80 percent of Teva’s sales are in North America and Europe.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, competition from brand-name companies that are under increased pressure to counter generic products, or competitors that seek to delay the introduction of generic products, the impact of consolidation of our distributors and customers, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Allegra® , Neurontin®, Lotrel® and Protonix®, the effects of competition on our innovative products, especially Copaxone® sales, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, the regulatory environment and changes in the health policies and structures of various countries, our ability to achieve expected results though our innovative R&D efforts, our ability to successfully identify, consummate and integrate acquisitions, including the pending acquisition of Barr Pharmaceuticals Inc., potential exposure to product liability claims to the extent not covered by insurance, dependence on the effectiveness of our patents and other protections for innovative products, significant operations worldwide that may be adversely affected by terrorism, political or economical instability or major hostilities, supply interruptions or delays that could result from the complex manufacturing of our products and our global supply chain, environmental risks, fluctuations in currency, exchange and interest rates, and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

A	Teva Pharmaceutical Industries Limited

Consolidated Statements of Income
(Unaudited, U.S Dollars in millions, except earnings per share)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
		2008	2007	2008	2007
NET SALES		2,842	2,366	8,237	6,832
COST OF SALES		1,350	1,116	3,868	3,302
GROSS PROFIT		1,492	1,250	4,369	3,530
RESEARCH AND DEVELOPMENT EXPENSES		194	141	571	413
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES		648	458	1,831	1,383
ACQUISITION OF R&D IN PROCESS		28	-	410	-
OPERATING INCOME		622	651	1,557	1,734
FINANCIAL INCOME (EXPENSES) – net		63	(3)	(22)	(39)
INCOME BEFORE INCOME TAXES		685	648	1,535	1,695
PROVISION FOR INCOME TAXES		47	125	208	313
		638	523	1,327	1,382
SHARE IN PROFIT OF ASSOCIATED COMPANIES– net		*	2	*	2
MINORITY INTERESTS – net		1	-	4	2
NET INCOME		637	525	1,323	1,382

EARNINGS PER SHARE:	Basic ($)	0.81	0.68	1.70	1.80
	Diluted ($)	0.77	0.64	1.60	1.69
WEIGHTED AVERAGE NUMBER OF SHARES:	Basic	782	770	779	767
	Diluted	837	832	837	829

ADJUSTED NET INCOME:*		599	525	1,740	1,382

ADJUSTED EARNINGS PER SHARE:*	Basic ($)	0.77	0.68	2.23	1.80
	Diluted ($)	0.72	0.64	2.10	1.69

WEIGHTED AVERAGE NUMBER OF SHARES:	Basic	782	770	779	767
	Diluted	837	832	837	829

* See reconciliation attached

A	Teva Pharmaceutical Industries Limited

Condensed Balance Sheets
(Unaudited, U.S. Dollars in millions)

	September 30,	December 31,
	2008	2007
ASSETS
CURRENT ASSETS	10,951	9,859
INVESTMENTS & OTHER ASSETS	905	712
FIXED ASSETS – net	2,741	2,515
INTANGIBLE ASSETS - net	1,956	1,919
GOODWILL	8,414	8,407
TOTAL ASSETS	24,967	23,412

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	4,982	5,371
LONG-TERM LIABILITIES	5,108	4,281
MINORITY INTERESTS	34	36
SHAREHOLDERS’ EQUITY	14,843	13,724
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	24,967	23,412

A	Teva Pharmaceutical Industries Limited

Reconciliation between Reported and Adjusted Net Income
(Unaudited, U.S. Dollars in millions, except earnings per share)

		Three Months Ended			Nine Months Ended
		September 30,			September 30,
		2008		2007	2008	2007
REPORTED NET INCOME		637		525	1,323	1,382
INVENTORY STEP-UP		5	-	-	5	-
ACQUISITION OF IN PROCESS R&D		28			410
SETTLEMENT WITH INSTITUTTION		(100)		-	(100)	-
IMPAIRMENT OF FINANCIAL ASSETS		26		-	102	-
RELATED TAX EFFECT		3		-	-	-
ADJUSTED NET INCOME		599		525	1,740	1,382

DILUTED EARNINGS PER SHARE:	REPORTED ($)	0.77		0.64	1.60	1.69
	ADJUSTED ($)	0.72		0.64	2.10	1.69

A	Teva Pharmaceutical Industries Limited

Condensed Cash Flow
(Unaudited, U.S. Dollars in millions)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

OPERATING ACTIVITIES:
NET INCOME	637	525	1,323	1,382
ACQUISITION OF IN PROCESS R&D	28	-	410	-
OTHER ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED FROM OPERATIONS	45	(193)	529	(114)

NET CASH PROVIDED BY OPERATING ACTIVITIES	710	332	2,262	1,268

NET CASH USED IN INVESTING ACTIVITIES	(154)	(224)	(281)	(923)

NET CASH USED IN FINANCING ACTIVITIES	(84)	(243)	(605)	(206)
TRANSLATION DIFFERENCE ON CASH BALANCES OF CERTAIN SUBSIDIARIES	(102)	25	(10)	37

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	370	(110)	1,366	176

BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,484	1,618	1,488	1,332

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,854	1,508	2,854	1,508

A	Teva Pharmaceutical Industries Limited

	Three Months Ended
	September 30,		% Change	% of Total
	2008	2007		2008
		(Unaudited, U.S. Dollars in millions)

Sales by Geographical Areas
North America	1,680	1,373	22%	59%
Europe*	729	662	10%	26%
International	433	331	31%	15%
Total	2,842	2,366	20%	100%

Sales by Business Segments
Pharmaceutical	2,694	2,236	20%	95%
A.P.I.**	148	130	14%	5%
Total	2,842	2,366	20%	100%

Pharmaceutical Sales
North America	1,614	1,315	23%	60%
Europe*	685	621	10%	25%
International	395	300	32%	15%
Total	2,694	2,236	20%	100%

* Includes EU member states, Switzerland & Norway
** Sales to third parties only

A	Teva Pharmaceutical Industries Limited

	Nine Months Ended
	September 30,		% Change	% of Total
	2008	2007		2008
		(Unaudited, U.S. Dollars in millions)

Sales by Geographical Areas
North America	4,686	3,927	19%	57%
Europe*	2,266	1,934	17%	27%
International	1,285	971	32%	16%
Total	8,237	6,832	21%	100%

Sales by Business Segments
Pharmaceutical	7,780	6,411	21%	94%
A.P.I.**	457	421	9%	6%
Total	8,237	6,832	21%	100%

Pharmaceutical Sales
North America	4,487	3,727	20%	58%
Europe*	2,114	1,798	18%	27%
International	1,179	886	33%	15%
Total	7,780	6,411	21%	100%

* Includes EU member states, Switzerland & Norway
** Sales to third parties only